Filed by Aetna Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Humana Inc.
(Commission File No.: 001-05975)

The following communication was distributed on Aetna’s external website:

Once the proposed acquisition is completed, the combined Aetna-Humana will be committed to partnering with providers to move us toward a more value-based health-care system.  Aetna’s partnership with Inova Health System, called Innovation Health, was recently featured in the Sun-Gazette of Arlington, VA.  “This was the first [partnership] of its kind,” says Innovation Health CEO David Notari.  “In the past, hospitals and insurance companies were adversaries. It put the consumer in the middle of the mess. Here, the incentives are aligned and the consumer benefits at the end of the day.”

[Link to http://www.insidenova.com/health/health_arlington/inova-aetna-team-up-to-seek-efficiencies-lower-health-care/article_f5d09dc0-40e0-11e5-b61e-73ee9dc1a95b.html]

The following article written by a third party was made available via link provided in the above communication:

Inova, Aetna team up to seek efficiencies, lower health-care costs

by BRIAN TROMPETER, Staff Writer | Posted: Wednesday, August 12, 2015 7:30 am

Innovation Health

Innovation Health CEO David Notari and Executive Director Amy Turner are excited about membership gains during the first 20 months of the partnership between Inova Health System and insurance company Aetna. (Photo by Brian Trompeter)

Seeking to reduce waste, lower costs and improve customers’ experiences, Inova Health System and insurance company Aetna in May 2012 formed a new partnership, Innovation Health.

The partnership began providing service in the fourth quarter of 2013 and now has 172,000 members, said CEO David Notari.

“This was the first of its kind,” he said. “In the past, hospitals and insurance companies were adversaries. It put the consumer in the middle of the mess. Here, the incentives are aligned and the consumer benefits at the end of the day.”

The new health-care model is “really going to catch fire and take off across the U.S.,” he predicted.

Cost savings – typically between 10 and 15 percent – are a major driver of the partnership’s success, Notari said. Savings need to be at least 8 to 10 percent before companies will consider switching health-care providers, he said.

“We negotiate better rates,” Notari said. “Price is still king.”

By leveraging Aetna’s pharmacy-benefit plan and price structure, Innovation Health has increased the number of lower-cost generic prescriptions issued by 21 percent, he said.

More than 1,400 small businesses participate in the program and 38,000 people buy its services on the federal government’s health exchange.

Innovation Health also has accounts with large, national firms such as Booz Allen Hamilton Inc. and public-sector agencies. About 24,000 Fairfax County Public Schools employees and retirees are enrolled in the program, Notari said.

Innovation Health has obtained an 11-percent share of the region’s health-care market, which numbers about 2 million people. In Loudoun County, the partnership’s market share is about 50 percent, he said.

Trust, flexibility and transparency were key factors as the two companies formed the partnership, said Innovation Health executive director Amy Turner.

“They took prudent steps to negotiate the terms ahead of time,” she said. “They needed to meet each other halfway to make this work.”

Innovation Health’s six-member leadership team next year hopes to expand the partnership’s geographical range as far west as Winchester and as far south as Fredericksburg, picking up Prince William County along the way, Turner said.

The partnership has been able to scale up its programs quickly and buys some services from Aetna, such as underwriting and technology, Notari said. Innovation Health uses Aetna’s network to serve employees of local companies who work in other states, not just those with access to Inova’s facilities, he said.

A key goal is to eliminate some of the estimated $765 billion per year in waste – such as duplicative testing – that occurs in the nation’s health-care system.

Enhanced communications help make that possible, partnership officials said. Innovation Health gets a “census feed” every day at 6 a.m. regarding the whereabouts of all patients, and then pairs that information with clinical data to identify gaps in medical care.

“Usually, in the past, the insurance company didn’t know a patient was in the hospital until the claim arrived,” Notari said.

While filling out paperwork recently to have both knees replaced, Notari encountered the inefficiencies and potential bugaboos in the health-care system.

“I never realized what a burden it is,” he said.

About 90 percent of medical cases have missing information when they’re submitted for approval, Notari said.

Innovation Health this fall will finalize, and roll out on Jan. 1, a plan to use private-exchange technology to eliminate paperwork in small markets. Patients will register online and will not be able to move forward with their applications unless they supply all needed information, he said.

“We’ll be the first in the area to offer a paperless system,” Notari said. “Health care is an old, stodgy business that hasn’t adapted well to technology. We need to hold ourselves accountable for that.”

Innovation Health does not at present take Medicare or Medicaid cases, Notari said.

“We’ll look to those in the future to see if it’s the right fit for us,” he said. “We’ll continue to focus on commercial and individual businesses.”

Fairfax County Public Schools’ relationship with Innovation Health is fairly new and has been in place for about a year and a half, school officials said in a statement to the Sun Gazette.

“We currently offer three health-coverage options, and about 46 percent of health-benefit-eligible employees and retirees have elected to participate in the Innovation coverage,” their statement read. “We have found the account team and management group effective and responsive to our group’s unique culture and needs under our administrative-services contract.”

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), on August 10, 2015, Aetna filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which included a preliminary joint proxy statement of Aetna and Humana that also constitutes a preliminary prospectus of Aetna, which will be mailed to stockholders of Aetna and Humana. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Aetna and stockholders of Humana. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at

http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-2402.  Copies of the documents filed with the SEC by Humana are available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3622.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015.  Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014 (“Aetna’s Annual Report”), which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015, May 26, 2015 and July 2, 2015.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in this communication regarding Aetna that are forward-looking, including Aetna’s projections as to the anticipated benefits of the pending transaction to Aetna, the impact of the pending transaction on Aetna’s businesses, the synergies from the pending transaction, and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s control. In particular, projected financial information for the combined businesses of Aetna and Humana Inc. is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aetna or Humana Inc. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s health insurance exchange products)); the profitability of Aetna’s public health insurance exchange products, where membership is higher than Aetna projected and may have more adverse health status and/or higher medical benefit utilization than Aetna projected;

uncertainty related to Aetna’s accruals for health care reform's reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will continue to significantly impact Aetna’s business operations and financial results, including Aetna’s pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through 2018, and Aetna will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s ability to diversify Aetna’s sources of revenue and earnings (including by creating a consumer business and expanding Aetna’s foreign operations), transform Aetna’s business model, develop new products and optimize Aetna’s business platforms; the success of Aetna’s Healthagen® (including Accountable Care Solutions and health information technology) initiatives; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s payment practices with respect to out-of-network providers and/or life insurance policies; Aetna’s ability to integrate, simplify, and enhance Aetna’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to us; Aetna’s ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna offers; Aetna’s ability to demonstrate that Aetna’s products and processes lead to access to quality affordable care by Aetna’s members; Aetna’s ability to maintain Aetna’s relationships with third-party brokers, consultants and agents who sell Aetna’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government's debt ceiling or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). You should also read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana.  Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.